EXHIBIT 99.1

Cronos Group Inc. Announces Results of Vote for Election of Directors

TORONTO, June 19, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) reports that at its Annual Meeting of Shareholders on June 19, 2019 there were 610 shareholders voting in person or by proxy holding in total 261,290,314 common shares, representing 78.2% of the total number of common shares outstanding.

Each of the directors listed as a nominee in the management proxy circular dated May 8, 2019 was elected to serve as a director of the Company until the next annual meeting.  The results of the vote for the election of directors are as follows:

Name of Director	Number of Shares Voted For*	Percentage of Shares Voted For	Number of Shares Withheld from Voting*	Percentage of Shares Withheld from Voting
Jason Adler	183,807,372	99.75%	459,017	0.25%
Kevin C. Crosthwaite, Jr.	178,988,142	97.14%	5,278,247	2.86%
Bronwen Evans	183,745,229	99.72%	521,160	0.28%
Murray R. Garnick	180,124,077	97.75%	4,142,312	2.25%
Bruce A. Gates	180,134,640	97.76%	4,131,749	2.24%
Michael Gorenstein	179,747,903	97.55%	4,518,486	2.45%
James Rudyk	180,525,486	97.97%	3,740,903	2.03%

* As the vote for each motion was taken by ballot, the number of votes disclosed reflects the votes submitted by ballot at the meeting.

About Cronos Group
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-looking statements
This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

For further information please contact:
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com